Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Twelve Months Ended
(In millions)	January 3, 2016	March 29, 2015	March 30, 2014	March 31, 2013	April 1, 2012
Earnings calculation:
Income before income taxes	$1,250	$2,539	$2,588	$2,128	$1,811
Fixed charges	97	83	90	51	23
Less: Capitalized interest	(1)	(1)	(1)	(1)	—
Earnings	$1,346	$2,621	$2,677	$2,178	$1,834

Fixed charges calculation:
Interest expense	$86	$69	$76	$38	$13
Add back: capitalized interest	1	1	1	1	—
Portion of rental expense representing an interest factor(1)	10	13	13	12	10
Total fixed charges	$97	$83	$90	$51	$23

Ratio of earnings to fixed charges	13.9	31.6	29.7	42.7	79.7

(1) Interest portion of operating leases is assumed to be 28 percent.